                               1998 ANNUAL REPORT


                     [Photos of Working Employees in Plant]


                        [Speizman Logo]      SPEIZMAN
                                             INDUSTRIES, INC.

STOCKHOLDERS' LETTER


To Our Stockholders:

During the past two years, Speizman has diversified from its core business of distributing sock-knitting machines to enable the Company to continue to grow both in sales and profits. On February 1, 1998, Speizman acquired TMC Automation, a designer and manufacturer of sock boarding and packaging machines. TMC allows Speizman to meet the needs of our sock customers by automating the most labor-intensive area of their operations.


Our major supplier, the Lonati Group of Brescia, Italy, acquired six other Italian manufacturers of textile machinery during our past fiscal year. Speizman Industries has been given the exclusive distributorship for each of these six companies in the U.S.A. and Canada.


Fiscal 1998 saw revenues increase by 14.9% from $79.1 million in fiscal 1997 to $90.9 million in 1998. The increased revenues resulted in after-tax profits of $1.9 million in 1998 versus $2.7 million in 1997. After-tax profits declined by $0.24 per share from our prior fiscal year. The decline in profits is attributable to a $10.8 million decrease in hosiery related equipment revenues coupled with increased interest and amortization expenses, both associated with the recent acquisitions.


Despite this one-year decline, I feel certain our potential for future growth will reflect our ten-year compounded revenue growth rate of 19.5% and profit growth rate of 10.3%, for the following reasons:


 o Continued diversification of product line.


 o Economies of scale.


 o Strong people resources.


I would now like to examine each one of these three reasons to show you why I am so optimistic about our future.




CONTINUED DIVERSIFICATION

The acquisition of TMC Automation creates a substantial potential for additional sales and profits for our Company. Packaging is the most labor-intensive part of the sock manufacturing process. We also feel TMC will allow us to enter other fields of automated packaging, as well.


The Lonati Group acquired Marchisio and Vignoni, both circular fabric knitting machine manufacturers, as well as MecMor, a circular sweater knitter, during our current fiscal year. The Lonati Group has allowed us to gain immediate, significant market share in these industries by allowing us to aggressively price and finance the equipment with no financial exposure to our Company. Lonati is applying their special R&D talents to these acquisitions by utilizing their market dominance and technology for high production with total electronic controls. Highly competitive new models for Marchisio, Vignoni and MecMor should be available by the first quarter of fiscal 2000.


In 1998, the Lonati Group along with their associates, the Camozzi Group, purchased control of Marzoli and Vouk. Both of these companies produce machines for the yarn processing industry. Speizman was appointed the exclusive distributor for Marzoli and Vouk in the United States and Canada on August 1, 1998. Our Company took over the existing Marzoli operations in Spartanburg, South Carolina, and has added personnel to the sales and service departments. Speizman has also entered the used yarn processing machine business in order to gain market share of new equipment and generate additional profits. The yarn processing industry is highly competitive. As in the circular knitting and circular sweater sectors, the Lonati Group has committed to an aggressive pricing policy while intensifying development of new models.


On August 1, 1997, Speizman Industries acquired Wink Davis Equipment Company. Fiscal 1998 was profitable, but far short of our goals for this division. Wink Davis has now significantly reduced their overhead and has begun to sell some new lines of equipment which should increase profitability. In addition, we feel it is reasonable to assume that several large sales projects will conclude in our favor during the current fiscal year.


The Santoni Company, which has been a long-time supplier of sock and medical knitting machines, has successfully introduced a new knitting machine for the production of seamless undergarments, action wear and swim suits. The market response in the United States and Canada for these products has been tremendous. Currently, we have a backlog of more than $16 million worth of the Santoni undergarment machines on order.

This move toward diversification is a key strategic move for Speizman. The sock machine business is in a state of transition. Demand for athletic socks remains good, while demand for other types of socks is fair, at best. Most athletic sock producers in the United States and Canada are waiting to determine whether the new technology from Lonati for closing the toe of the sock on the knitting machine will meet their customers' and consumers' needs. If Lonati's closed toe is not accepted by our sock customers, we see a continued decline in our sales of sock knitting equipment.




ECONOMIES OF SCALE

Our recent acquisitions, as well as appointments of additional distributorships from the Lonati Group, have allowed us to begin to use economies of scale to eliminate duplications of efforts within our Company. For example, we are now able to make large-scale purchases which have reduced costs and will continue to produce efficiencies going forward. In addition, we are well along in the process of creating coordinated and comprehensive MIS and accounting systems.




STRONG PEOPLE RESOURCES

The most important resource of any company is its people. Through our acquisitions, we are delighted and fortunate to have introduced to our company an influx of young, aggressive technical and marketing professionals who bring fresh ideas and are setting up new and innovative procedures and programs.


Some investment analysts point out that on a quarter to quarter basis, Speizman's earnings are "lumpy." There may be some truth to that, but I would like to point out, that in managing our business, we strive for long term growth -- a goal we have achieved quite impressively over the past ten years. In fiscal 1988, revenues were $15.2 million and profits were $725,000. In 1998, revenues were $90.9 million; profits were $1.9 million. With the steps we have taken in 1998, we believe we have set the stage and positioned ourselves to continue this performance in the years ahead.


Your management will concentrate on implementing our diversification strategy by establishing our presence in a broader range of markets. We will continue to investigate and consider other distributorships and potential acquisitions that can extend our reach, strengthen our financial position and ensure continued growth in sales and profits in establishing long-term value for our stockholders.


Sincerely,


SPEIZMAN INDUSTRIES, INC.

/s/ ROBERT S. SPEIZMAN
-------------------------
Robert S. Speizman
President

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA

                                                                 Fiscal Year Ended
                                        -------------------------------------------------------------------
                                          June 27,      June 28,     June 29,      July 1,        July 2,
                                            1998          1997         1996          1995          1994
                                        ------------   ----------   ----------   -----------   ------------
                                                 (In thousands, except net income per share data)
Statement of Income Data:
  Net revenues                            $ 90,886      $79,103      $46,280       $61,597       $ 69,526
  Cost of sales                             74,034       65,935       40,547        53,986         60,004
-------------------------------------     --------      -------      -------       -------       --------
  Gross profit                              16,852       13,168        5,733         7,611          9,522
  Selling, general and
   administrative expenses                  12,855        8,855        6,577         5,478          4,350
-------------------------------------     --------      -------      -------       -------       --------
  Operating income (loss)                    3,997        4,313         (844)        2,133          5,172
  Interest (income) expense, net               791          (18)         (43)          (15)             6
-------------------------------------     --------      -------      -------       -------       --------
  Income (loss) before taxes on
   income                                    3,206        4,331         (801)        2,148          5,166
  Taxes (benefit) on income                  1,273        1,645         (228)          854          1,869
-------------------------------------     --------      -------      -------       -------       --------
Net income (loss)                            1,933        2,686         (573)        1,294          3,297
  Preferred stock dividends                     --           --           --            --             41
-------------------------------------     --------      -------      -------       -------       --------
  Net income (loss) applicable to
   common stock                           $  1,933      $ 2,686      $  (573)      $ 1,294       $  3,256
-------------------------------------     --------      -------      -------       -------       --------
Per Share Data:
  Basic earnings (loss) per share         $   0.59      $  0.83      $ (0.18)      $  0.40       $   1.16
  Diluted earnings (loss) per share           0.56         0.80        (0.18)         0.40           1.10
  Weighted average shares
   outstanding -- basic                      3,284        3,229        3,209         3,209          2,805
  Weighted average shares
   outstanding -- diluted                    3,426        3,353        3,209         3,272          2,949
-------------------------------------     --------      -------      -------       -------       --------
Balance Sheet Data:
  Working capital                         $ 20,216      $18,741      $16,313       $17,613       $ 16,579
  Total assets                              50,034       43,174       36,149        35,704         30,160
  Short-term debt                            4,000           --           --            --             --
  Long-term debt, including
   current maturity                          7,670          112          148           147            293
  Stockholders' equity                      23,207       20,938       18,203        18,782         17,483
-------------------------------------     --------      -------      -------       -------       --------

BUSINESS OVERVIEW


GENERAL
Speizman Industries, Inc. and subsidiaries (collectively the "Company") is a major distributor operating through three companies: Speizman Industries, Inc. ("Speizman" or "Speizman Industries"), Wink Davis Equipment Co., Inc. ("Wink Davis") and Todd Motion Controls, Inc. ("TMC"). Speizman distributes sock knitting machines, other knitting equipment and related parts. Wink Davis sells commercial and industrial laundry equipment, including the distribution of machines and parts as well as installation and after sales service. TMC manufactures automated boarding, finishing and packaging equipment used in the sock knitting industry. TMC's products are sold through Speizman's distribution network.


All references herein are to the Company's 52-or-53 week fiscal year ending on the Saturday closest to June 30. The fiscal years 1994 through 1998 each contained 52 weeks and ended on June 27, 1998, June 28, 1997, June 29, 1996, July 1, 1995 and July 2, 1994.




SPEIZMAN INDUSTRIES

Speizman Industries is the leading distributor of new sock knitting machines in the United States. It distributes technologically advanced sock knitting machines manufactured by Lonati, S.p.A., Brescia, Italy ("Lonati"), which Speizman Industries believes is the world's largest manufacturer of hosiery knitting equipment. It also distributes Lonati sock and sheer hosiery knitting machines in Canada. In addition, through sales arrangements with other European textile machinery manufacturers, Speizman distributes other sock knitting machines, knitting machines for underwear and other knitted fabrics and other equipment related to the manufacture of socks, sheer hosiery and other textile products, principally in the United States and Canada. Speizman sells textile machine parts and used textile equipment in the United States and in a number of foreign countries.


Speizman Industries and Lonati entered into their present agreement for the sale of Lonati machines in the United States in January 1992 (the "Lonati Agreement"). Speizman and Lonati also entered into a similar agreement relating to Speizman Industries' distribution of Lonati sock and sheer hosiery knitting machines in Canada in January 1992 and in Mexico in 1997. Speizman Industries has distributed Lonati double cylinder machines in the United States continuously since 1982. Speizman began distributing Lonati single cylinder machines in 1989.


Pursuant to the Lonati Agreement, Lonati has appointed Speizman Industries as Lonati's exclusive agent in the United States for the sale of its range of single and double cylinder sock knitting machines and related spare parts. Under the Lonati Agreement, Speizman Industries also serves as the distributor of such equipment in the United States. Although the Lonati Agreement does not establish Speizman Industries as the exclusive distributor of Lonati sock machines in the United States, Speizman in fact has exclusively distributed Lonati double cylinder sock machines continuously since 1982 and Lonati single cylinder sock knitting machines since 1989. The Lonati Agreement extended to December 31, 1995 and continues from year to year thereafter, although it may be terminated on 90 days written notice at any year end or without notice in the event of a breach. Speizman and Lonati also entered into a similar agreement relating to Speizman Industries' distribution of Lonati sock and sheer hosiery knitting machines in Canada in January 1992.


The Lonati Agreement contains certain covenants and conditions relating to Speizman Industries' sale of Lonati machines, including, among others, requirements that Speizman Industries, at its own expense, promote the sale of Lonati machines and assist Lonati in maintaining its competitive position, maintain an efficient sales staff, provide for the proper installation and servicing of the machines, maintain an adequate inventory of parts and pay for all costs of advertising the machines. Speizman is prohibited during the term of the Lonati Agreement from distributing any machines or parts that compete with Lonati machines and parts. Speizman believes that it is and will remain in compliance in all material respects with such covenants. The cost to Speizman of Lonati machines, as well as the delivery schedule of these machines, are totally at the discretion of Lonati. The Lonati Agreement allows Lonati to sell machines directly to the sock manufacturer with any resulting commission paid to Speizman determined on a case by case basis.


The Lonati single cylinder machines distributed by Speizman Industries are for the knitting of athletic socks. The Lonati double cylinder machines are for the knitting of dress and casual socks. The Lonati machines are electronic, high-speed, and have computerized controls. Lonati single cylinder machines are capable of knitting pouch heel and toe, reciprocated heel and toe and tube socks. These and other features allow the rapid change of sock design, style and size, result in increased production volume and efficiency and simplify the servicing of the machines.

Speizman Industries distributes these sock knitting machines as well as Lonati sheer hosiery knitting machines in Canada and in Mexico. In addition, Speizman distributes the knitting machines, described below, manufactured by Santoni, S.r.l. Brescia, Italy ("Santoni"), one of Lonati's subsidiaries, in the United States, Canada and Mexico. Sales by Speizman Industries in the United States, Canada and Mexico of new machines manufactured by Lonati, S.p.A., generated the following percentages of Speizman's net revenues: 41.1% in fiscal 1998, 60.1% in fiscal 1997 and 46.2% in fiscal 1996. In addition, sales of Santoni machines in the United States, Canada and Mexico generated 5.3%, 7.0% and 4.8% of Speizman Industries' net revenues in fiscal 1998, 1997 and 1996, respectively.


In addition to the Lonati machines, Speizman Industries distributes new knitting and other machines and equipment under written agreements and other arrangements with the manufacturers. The following table sets forth certain information concerning certain of these additional distribution arrangements:


Manufacturer               Machine                     Territory
------------------------   --------------------------  -------------------------
  Santoni, S.r.l.,         Circular knitting machines  United States, Canada
    Brescia, Italy         for underwear, men's socks  and Mexico
                           and women's sheer hosiery
                           and surgical support hose
  Conti Complett, S.p.A.,  Sock toe closing machines   United States and Canada
    Milan, Italy           and sock turning devices
  Dinema,                  Data collection             United States and Canada
    Brescia, Italy
  Marchisio,               Fabric knitting machines    United States and Canada
    Brescia, Italy
  Mecmor,                  Fabric knitting machines    United States and Canada
    Varese, Italy
  Vignoni,                 Fabric knitting machines    United States and Canada
    Cividino, Italy

There can be no assurance that Speizman will not encounter significant difficulties in any attempt to enforce any provisions of the agreements with foreign manufacturers, or any agreement that may arise in connection with the placement and confirmation of orders for the machines manufactured by foreign manufacturer or obtain an adequate remedy for a breach of any such provision, due principally to the fact that they are foreign companies.


Speizman Industries sells used machinery and parts to the textile industry. Speizman Industries carries significant amounts of machinery and parts inventories to meet customers' requirements and to assure itself of an adequate supply of used machinery. Speizman acts as a liquidator of textile mills and as a broker in the purchase and sale of such mills.




Marketing and Sales

Speizman Industries markets and sells knitting machines and related equipment primarily by maintaining frequent contacts with customers and understanding of its customers' individual business needs. Salespersons will set up competitive trials in a customer's plant and allow the customer to use Speizman's machine in its own work environment alongside competing machines for two weeks to three months. Speizman Industries also offers customers the opportunity to send their employees to Speizman Industries for training courses on the operation and service of the machines and, depending on the number of machines purchased and the number of employees to train, may offer such training courses at the customer's facility. In addition, Speizman Industries exhibits its equipment at trade shows and uses its private showroom to demonstrate new machines. These marketing strategies are complemented by Speizman's commitment to service and continuing education. Speizman Industries also produces, at its own expense, training videos for its major lines of equipment. At September 11, 1998, Speizman employed approximately 10 salespersons and 28 technical representatives. In addition to its sales staff, Speizman Industries uses over 40 commission sales agents in a number of foreign countries in connection with its sales of used machines.




WINK DAVIS

Wink Davis, based in Atlanta, Georgia, distributes commercial laundry equipment and parts and provides related service. Wink Davis was acquired by Speizman on August 1, 1997. Wink Davis sells to a wide variety of customers.

A large share of these customers maintain on premise laundries ("OPL's"). OPL's are commonly found in hotels, nursing homes and other institutions that perform their laundry services in-house. Some larger installations of equipment are found in hospitals, prisons and linen processing plants. The largest portion of Wink Davis' sales are generated from its distributorships of both Pellerin-Milnor (washer extractor equipment manufacturers based in Kenner, La.) and Chicago Dryer (commercial ironer/folder manufacturers based in Chicago, IL). Wink Davis represents both of these companies for the southeastern United States and Chicago, Illinois areas. Specifically, Wink Davis' territories include Georgia, South Carolina, North Carolina, Virginia, middle and eastern Tennessee, Maryland, Washington, D.C., northern and central Florida, and the Chicago, Illinois areas.


The Pellerin-Milnor agreement appoints Wink Davis as the exclusive agent within its territories. In some instances, a customer's purchase order may be taken in one agent's territory, but the equipment is actually delivered to a territory served by a different Pellerin-Milnor agent. In these instances, Pellerin-Milnor grants the sale to the territory in which the purchase order was taken. The dealer servicing the territory in which the equipment is installed receives a commission for which that dealer must assume responsibility for installing the equipment. Historically, these sales involving two separate Pellerin-Milnor dealers have been infrequent and management feels this issue does not significantly improve or hurt its operations. The Chicago Dryer agreement does not appoint Wink Davis as the exclusive agent within its territories. Both the Pellerin-Milnor and Chicago Dryer agreements are renewed on an annual basis and may be terminated in the event of a breach. Wink Davis has continuously represented both manufacturers for most of its current territories since 1972. Since 1980, Pellerin-Milnor has presented its annual top distributor award to Wink Davis for all but three years. There can be no assurance that the loss of one or both of these distributorships would not have a materially adverse impact to Wink Davis' operations.


The Pellerin Milnor and Chicago Dryer agreements contain certain covenants and conditions relating to Wink Davis' sales of these products, including, among other things, that Wink Davis, at its own expense, promote the sale of the manufacturers' machines and assist the manufacturers in maintaining their competitive positions, maintain an efficient sales staff, provide for the proper installation, maintenance and servicing of the machines, maintain adequate inventory of parts and pay for all costs of advertising the machines. Wink Davis believes that it is and will remain in compliance in all material respects with such covenants.


Additionally, Wink Davis, under written agreements and other arrangements with original equipment manufacturers ("OEMs"), distributes other laundry related equipment. The following table sets forth certain information concerning the additional distribution agreements:


Manufacturer             Machine                           Territory
-----------------------  --------------------------------- --------------------
 Ajax Manufacturing,     Laundry and Dry Cleaning Presses  Southeastern U.S.
   Cincinnati, OH                                          & Chicago, IL areas
 American Dryer,         Commercial Dryers                 Southeastern U.S.
   Fall River, MA                                          & Chicago, IL areas
 Cissell Manufacturing,  Commercial Dryers, laundry        Southeastern U.S.
   Louisville, KY        and dry cleaning                  & Chicago, IL areas
                         pressing equipment
 Consolidated Laundry    Commercial Dryers                 Southeastern U.S.
   Machinery,                                              & Chicago, IL areas
   Los Angeles, CA
 Energenics Corp.,       Lint collectors and automatic     Southeastern U.S.
   Naples, FL            cart wash systems                 & Chicago, IL areas
 Forenta, Inc.,          Laundry and Dry Cleaning Presses  Southeastern U.S.
   Morrisville, TN                                         & Chicago, IL areas
 Huebsch Originators,    Commercial Dryers                 Southeastern U.S.
   Ripon, WI                                               & Chicago, IL areas
 Unipress, Inc.,         Laundry and Dry Cleaning Presses  Southeastern U.S.
   Tampa, FL                                               & Chicago, IL areas
 VIC Manufacturing,      Dry Cleaning Equipment            Southeastern U.S.
   Minneapolis, MN                                         & Chicago, IL areas

Marketing and Sales

Wink Davis' primary products include washers, dryers, ironers and other finishing equipment. Some of the larger installations include continuous batch washers ("CBW's"), large dryers, pressing and folding equipment and conveyor systems resulting in the laundering process being substantially automated. The majority of the sales consist of washers, with less than 165 pound capacity per load, and corresponding dryers. CBW systems or tunnels are highly customized with a variety of features depending on the unique needs and constraints of each customer. Sales orders are generated through a variety of methods including repeat business referrals, cold calls and unsolicited telephone orders. Typical sales terms on larger contracts require 15% down with the balance due 10 days after delivery. At September 11, 1998, Wink Davis employed approximately 15 sales persons and 32 technical representatives.


Most used equipment in smaller facilities has little value and there is little demand for that type of used laundry equipment. Accordingly, Wink Davis rarely accepts trade-ins of low capacity used equipment, nor do they purchase used equipment of that nature. Some used CBW units can be rebuilt at a substantial reduction in price to new units. Wink Davis does occasionally find sales opportunities of this type. Many large orders, especially those at new construction sites, require newly designed or modified electrical, plumbing, construction or other work at the customer site. Wink Davis often subcontracts these tasks for the customer in conjunction with the sale. Wink Davis has a staff of CAD operators, and service personnel who assist and support outside contractors to ensure that the facilities are properly prepared prior to the delivery of equipment. Wink Davis personnel install the equipment and provide training for the customers' operators. Smaller white sales generally require less support and frequently consist of matching the specifications of the newly ordered machine to the existing site.


Additionally, Wink Davis provides repair and maintenance services to OPL facilities. Customers' OPL facilities are typically operated and managed by the property, maintenance or janitorial staffs. These staffs are often small with broad areas of responsibilities and limited technical expertise, especially for specific maintenance and repair issues of the laundry equipment. Accordingly, Wink Davis provides a full range of repair and maintenance services. Each sales office is staffed by four or more technicians. Each technician travels to the customer's site in a maintenance van, fully stocked with the most commonly needed parts. Upon notification, Wink Davis will dispatch and commonly have a technician addressing the problem within 24 hours. If additional parts are required, they may be ordered from the main Atlanta warehouse or shipped directly from the manufacturer.




TMC

TMC assembles automated boarding and finishing equipment for the sock manufacturing industry. Management believes significant potential exists for automating finishing operations in mills that specialize in high volume production which is sold through large discount retail chains. Typically, this denotes athletic socks, but may also include single-color, casual dress socks.


The current technology for athletic sock knitting operations is considered highly automated and capital intensive. Raw material on yarn cones directly feeds a machine which knits the entire product. A second off line operation closes the toe using automated turners and toe closing equipment. Finishing processes, unlike knitting operations, are significantly labor intensive. Through a series of steps, socks are boarded, trimmed, paired and bagged.


TMC's machine significantly automates this process. In addition to boarding, trimming, pairing and bagging, the equipment can also insert j-hooks (a small plastic hanger for a display case), transfer print and board.




Production

The production process is basically assembly. Many of the electronic, pneumatic, and structural parts are standard items available from various distributors. A significant portion of the hardware and structural components are custom designed and ordered. As of September 11, 1998, TMC employed 15 direct assemblers, 8 indirect laborers, and 9 persons in research and development. All assembly is done at TMC's leased facility on Patterson Avenue in Winston-Salem, N.C. Since the acquisition by Speizman Industries on February 6, 1998 through September 11, 1998, TMC has shipped approximately 33 machines.


Historically, most of the products have been built to order based on unique customer specifications. Currently, research and development, together with manufacturing, are designing a modularization project. The modularization project will transform the product from a custom ordered machine to standardized configurations. Customers will have the opportunity to select the most commonly requested features for addition to the standard product. Management believes that this will continue to meet virtually all of the potential customers' needs. However, by creating modular components, management hopes to improve production efficiencies. Management also hopes to reduce cycle time between receiving the customer order and delivery of the equipment.




Research and Development

TMC has 9 employees in research and development, including William Todd, the former owner and current Vice President. Key components of the product have been patented and several other patents are pending. Currently, the research and development staff is developing equipment for additional hosiery manufacturing functions and other packaging applications, possibly outside the hosiery industry.




Sales and Marketing

TMC was acquired by Speizman on February 6, 1998. Prior to the acquisition, equipment was sold directly through TMC's sales force. After the acquisition, all sales are now made through Speizman Industries' sales force. The customer base for TMC's product significantly overlaps with the customer base for hosiery knitting machinery.




BACKLOG

The Company's backlog of unfilled orders for new and used machines was $24.5 million, $16.8 million and $19.3 million at June 27, 1998, June 28, 1997 and June 29, 1996, respectively. Management believes that all Speizman Industries' unfilled orders at June 27, 1998 will be filled by the end of fiscal 1999. The period of time required to fill orders varies depending on the machine ordered.





RECEIPT OF MARZOLI AND VOUK PRODUCT LINES

On August 1, 1998, the Company was granted the exclusive United States and Canadian distribution rights of the Marzoli product line manufactured by Fratelli Marzoli & C. SpA, an Italian corporation. Lonati has an ownership interest in Fratelli Marzoli & C. Spa. Operations of this product line are being conducted through a new, wholly-owned subsidiary of the Company, Speizman Yarn Equipment, Inc. As part of its agreement with Fratelli Marzoli & C. SpA, the Company will assume the operations of the current offices, showrooms and personnel. Fratelli Marzoli & C. SpA manufactures equipment used in the yarn processing industry. Prior to the Company's receipt of distribution rights, Fratelli Marzoli & Co. SpA distributed their products in the United States through its wholly-owned subsidiary, Marzoli International, Inc., a domestic corporation based in Spartanburg, South Carolina. Revenues of Marzoli International, Inc. for the twelve months ended December 31, 1997 were approximately $13.9 million.


On August 1, 1998, the Company was granted the exclusive United States and Canadian distribution rights of the Vouk product line manufactured by Vouk SpA Officine Meccanotessili, an Italian corporation in which Lonati has an ownership interest. Vouk SpA Officine Meccanotessili manufactures equipment used in the yarn processing industry. Operations of this product line are being conducted through Speizman Yarn Equipment, Inc. Prior to the Company's receipt of the distribution rights, Vouk SpA Officine Meccanotessili sold directly in the United States and Canada through several agents.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL
The Company's revenues are generated primarily from its distribution of textile equipment (principally knitting equipment and, to a lessor extent, from the sale of parts used in such equipment and the sale of used equipment) and commercial laundry equipment and services (principally commercial washers and dryers and, to a lessor extent, the sale of parts used in such equipment and related services). The Company began operating in the laundry equipment and services segment with the purchase of Wink Davis on August 1, 1997.

RESULTS OF OPERATIONS


Year Ended June 27, 1998 Compared to Year Ended June 28, 1997

Net Revenues. Net revenues in fiscal 1998 were $90.9 million as compared to $79.1 million in fiscal 1997, an increase of $11.8 million or 14.9%. This increase is primarily due to the acquisition of Wink Davis on August 1, 1997. Wink Davis recognized revenues in fiscal 1998 of $23.7 million. Additional components of the increase include $2.0 million increase from sales of TMC products (acquired on February 6, 1998) and an increase of $0.7 million in parts sales, offset by an $10.8 million decrease in hosiery related equipment, a $1.6 million decrease in knitted fabric equipment and a decrease of $2.2 million in products no longer represented, including sweater, and garment wet processing equipment.


Cost of Sales. In fiscal 1998 cost of sales were $74.0 million an increase of $8.1 million from $65.9 million in fiscal 1997. Cost of sales as a percentage of revenues decrease to 81.5% in fiscal 1998 as compared to 83.3% in fiscal 1997. This decrease results from higher margins on hosiery related parts and equipment and the exclusion of lower margin liquidations of products discontinued in 1997. This decrease in cost of sales as a percentage of revenues was slightly offset by lower margins on Wink Davis sales.


Selling Expenses. Selling expenses increased to $6.9 million in fiscal 1998 as compared to $5.8 million in fiscal 1997. This net increase of $1.1 million results from increased selling expenses of $1.8 million at Wink Davis and TMC, offset by decreases of $443,000 in textile equipment related salaries and commissions and other decreases in letter of credit expenses, professional fees, advertising and other expense decreases generally related to lower overall sales volume of textile machinery.


General and Administrative. General and administrative expense increased in fiscal 1998 to $5.9 million from $3.0 million in fiscal 1997. This increase results primarily from additional administrative expenses of $1.7 million of Wink Davis and TMC, amortization expenses of $405,000 and rental expense of the new facility of $324,000.


Interest Expense. Interest expense is expressed net of interest income. In fiscal 1998, net interest expense was $791,000. This significant increase in interest expense is related directly to the debt funded acquisitions of Wink Davis and TMC.


Taxes (Benefit) on Income (Loss). The provision for income taxes in fiscal 1998 is $1,273,000 or 39.7% of income before taxes. The provision for income taxes in fiscal 1997 is $1,645,000 or 38.0% of income before taxes.


Net Income (Loss). Net income for fiscal 1998 decreased to $1.9 million compared to net income of $2.7 million for fiscal 1997. Basic earnings per share decreased to $0.59 and diluted earnings per share decreased to $0.56. In fiscal 1997, basic earnings per share was $0.83 and diluted earnings per share was $0.80.



Year Ended June 28, 1997 Compared to Year Ended June 29, 1996

Net Revenues. Net revenues in fiscal 1997 were $79.1 million as compared to $46.3 million in fiscal 1996, an increase of $32.8 million or 70.9%. This increase is due to a combination of price and volume increases. This increase reflects a $32.2 million increase in sales of hosiery equipment, a $0.7 million increase in sales of dyeing and finishing equipment, a $0.6 million increase in sales of garment wet processing equipment, a $1.2 million increase in parts and other sales activities partially offset by a $1.9 million decrease in sales of sweater manufacturing and related equipment. The market for hosiery equipment is influenced by the retail sector, changes in technology and general economic conditions affecting the Company's customers.


Cost of Sales. In fiscal 1997, cost of sales was $65.9 million as compared to $40.5 million in fiscal 1996, an increase of $25.4 million or 62.6%. Cost of sales as a percent of revenue decreased to 83.4% in fiscal 1997 from 87.6% in fiscal 1996. This decrease results from increased demand for hosiery equipment resulting in increased sales prices and increased field service efficiency arising from increased volume.


Selling Expenses. Selling expenses increased to $5.8 million in fiscal 1997 from $4.7 million in fiscal 1996, an increase of 23.6%. The increase results from overall increased selling activity, including salaries, sales commissions, exhibition expenses and letter of credit expenses. These increases are partially offset by elimination of expenses of the Copy Guard division, which was disposed in fiscal 1996.


General and Administrative Expenses. General and administrative expenses for fiscal 1997 totaled $3.0 million, an increase of $1.1 million from $1.9 million in fiscal 1996. The increase results primarily from additional salaries and management bonuses.

Interest Income. Interest income is expressed net of interest expense. In fiscal 1997, interest income exceeded interest expense by $18,000. Net interest income was $43,000 in fiscal 1996.


Taxes (Benefit) on Income (Loss). The provision for income taxes in fiscal 1997 is $1,645,000 or 38.0% of income before taxes. In fiscal 1996 the provision for income taxes is a tax benefit of $228,000 or 28.5% of loss before taxes. The higher effective tax rate in fiscal 1997 results from the combined effects of non-deductible entertainment and life insurance expenses and U.S. profits taxed at rates higher than foreign tax rates.


Net Income (Loss). Net income for fiscal 1997 increased to $2.7 million compared to a net loss of $0.6 million for fiscal 1996. Basic earnings per share increased to $0.83 and diluted earnings per share increased to $0.80 in fiscal 1997. In fiscal 1996, basic and diluted loss per share was $0.18.




LIQUIDITY AND CAPITAL RESOURCES

The Company has a credit facility with NationsBank, opened on August 1, 1997, in conjunction with the purchase of Wink Davis, amended on February 6, 1998, in conjunction with the purchase of TMC and expiring on July 31, 2000. This facility furnished term loan financing for these acquisitions and also provides a line of credit for direct borrowings and issuance of documentary letters of credit. The line of credit provides up to $38.3 million, subject to current collateral balances, including up to a maximum of $8.5 million for direct borrowings, with the balance available for documentary letters of credit and term debt. Amounts outstanding under the line of credit bear interest at the greater of prime plus 1.0% or the Federal Funds Rate plus 1.5% for base rate loans and the Eurodollar Rate plus 2.0% for Eurodollar loans. In connection with this line of credit, the Company granted a security interest in accounts receivable and inventory, as defined in the loan agreement.


Working capital at June 27, 1998 was $20.2 million as compared to $18.7 million at June 28, 1997, an increase of $1.5 million. Operating activities in fiscal 1998 used $1.3 million. In fiscal 1997 operating activities used $3.4 million. Significant funds were used in investing activities, primarily the purchases of Wink Davis and TMC for $9.5 million and $1.8 million respectively. Funds for these acquisitions were provided from financing activities, primarily through the issuance of $8.3 million in long term notes and $4.0 million of borrowings on the revolving line of credit. Cash flows from investing and financing activities in fiscal 1997 were significantly less.




SEASONALITY AND OTHER FACTORS

There are certain seasonal factors that may affect the Company's business. Traditionally, manufacturing businesses in Italy close for the month of August, and the Company's hosiery customers close for one week in July. Consequently, no shipments or deliveries, as the case may be, of machines distributed by the Company that are manufactured in Italy are made during these periods which fall in the Company's first quarter. In addition, manufacturing businesses in Italy generally close for two weeks in December, during the Company's second quarter. Fluctuations of customer orders or other factors may result in quarterly variations in net revenues from year to year.




EFFECTS OF INFLATION AND CHANGING PRICES

Management believes that inflation has not had a material effect on the Company's operations.



DISCLOSURE ABOUT FOREIGN CURRENCY RISK

Generally, the Company's purchases of foreign manufactured machinery for resale are denominated in Italian lira. In the ordinary course of business, the Company enters into foreign exchange forward contracts to mitigate the effect of foreign currency movements between the Italian lira and the U.S. dollar from the time of placing the Company's purchase order until final payment for the purchase is made. The contracts have maturity dates that do not generally exceed 12 months. Substantially all of the increase or decrease of the lira denominated purchase price is offset by the gains and losses of the foreign exchange contract. The unrealized gains and losses on these contracts are deferred and recognized in the results of operations in the period in which the hedged transaction is consummated.


A substantial portion of the Company's textile machine and spare part purchases are denominated and payable in Italian lira. Currency fluctuations of the lira could result in substantial price level changes and therefore impede or promote import/export sales and substantially impact profits. However, to reduce exposure to adverse foreign currency fluctuations during the period from customer orders to payment for goods sold, the Company enters into forward exchange contracts. The Company is not able to assess the quantitative effect that such currency fluctuations could have upon the Company's operations. There can be no assurance that fluctuations in foreign currency exchange rates will not have a significant adverse effect on future operations.


At June 27, 1998, the Company had contracts maturing through March 1999 to purchase approximately 24.3 billion Lira for approximately $13.7 million, which approximates the spot rate on that date.




NOTE REGARDING PRIVATE SECURITIES LITIGATION REFORM ACT

Statements made by the Company which are not historical facts are forward looking statements that involve risks and uncertainties. Actual results could differ materially from those expressed or implied in forward looking statements. All such forward looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Important factors that could cause financial performance to differ materially from past results and from those expressed and implied in this document include, without limitation, the risks of acquisition of businesses (including limited knowledge of the businesses acquired and misrepresentations by sellers) availability of financing, competition, management's ability to manage growth, loss of customers, and a variety of other factors.




YEAR 2000 COMPLIANCE

The Company has reviewed its computer and business systems to identify those areas that could be adversely affected by Year 2000 software failures. The primary information system used by both Speizman Industries and TMC has been reviewed and all known issues related to the Year 2000 issues have been resolved. Costs incurred were not significant. The primary information system used by Wink Davis is not Year 2000 compliant. In conjunction with the purchase of Wink Davis on August 1, 1997, management planned to integrate Wink Davis' information into the existing system used by Speizman Industries. The integration project, which was not accelerated due to the Year 2000 issue, is scheduled to be completed in December 1998. The estimated project cost of integrating Wink Davis' information system is approximately $100,000.


A substantial portion of the equipment distributed by the Company has computerized controls and features. However, to the Company's knowledge, no operating features of the equipment are dependent on any time or date information, such as the Year 2000 issue.


The Company is aware of one subsidiary's voice mail system and there may be other computer-based systems which may require upgrading to ensure operational continuity beyond December 31, 1999. The Company has substantially completed identification of all such systems and believes that all significant systems will be compliant in time to ensure no disruption to the Company's operations. The cost of bringing these minor systems into compliance is not anticipated to be material.


Currently, the Company cannot predict the effect of the Year 2000 problem on entities with which it transacts business and there can be no assurance it will not have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. The Company will be formulating a contingency plan to address the possible effects of any of its customers experiencing Year 2000 problems.




NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS
130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.


SFAS 130 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementations of this standard.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, (SFAS 131) which supersedes SFAS No. 14, Financial Reporting For Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.


SFAS 131 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, it may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.


Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management is presently assessing the impact of the adoption of SFAS No. 133, on its consolidated financial statements.


In May, 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, Reporting on the Costs at Start-Up Activities. SOP 98-5 requires that entities expense start-up costs and organization costs as they are incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. Management does not anticipate SOP 98-5 having a material impact on its consolidated financial statements.

MARKET AND DIVIDEND INFORMATION

The Company's Common Stock has been included for quotation on the NASDAQ National Market System under the NASDAQ symbol "SPZN" since October 1993. The following table sets forth, for the periods indicated, the high and low sale prices as reported by the NASDAQ National Market System.

                                                High          Low
                                             ----------   ----------
Fiscal 1997
First Quarter (ended September 28, 1996)      $  5.75      $  3.75
Second Quarter (ended December 28, 1996)         6.88         4.38
Third Quarter (ended March 29, 1997)             7.13         4.50
Fourth Quarter (ended June 28, 1997)             6.25         3.88
Fiscal 1998
First Quarter (ended September 27, 1997)         9.50         4.88
Second Quarter (ended December 27, 1997)         9.19         5.38
Third Quarter (ended March 28, 1998)             7.25         5.38
Fourth Quarter (ended June 27, 1998)             7.13         5.00
------------------------------------------    -------      -------

As of June 27, 1998, there were approximately 241 stockholders of record of the Common Stock.


The Company has never declared or paid any dividends on its Common Stock.


Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, surplus, restrictive covenants in agreements to which the Company may be subject, general business conditions and such other factors as the Board of Directors may deem relevant. The Company's present credit facility contains certain financial and other covenants that could limit the Company's ability to pay cash dividends on its capital stock.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Speizman Industries, Inc.

We have audited the accompanying consolidated balance sheets of Speizman Industries, Inc. and Subsidiaries as of June 27, 1998 and June 28, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 27, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Speizman Industries, Inc. and Subsidiaries at June 27, 1998 and June 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 27, 1998, in conformity with generally accepted accounting principles.

                                                      /s/ BDO SEIDMAN, LLP
                                                      ------------------------
                                                      BDO SEIDMAN, LLP

Charlotte, North Carolina
August 27, 1998

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                         June 27,          June 28,
                                                                           1998              1997
                                                                     ---------------   ---------------
ASSETS
Current:
  Cash and cash equivalents                                          $ 2,193,329       $ 3,832,534
  Accounts receivable (Notes 1, 2 and 7)                              19,817,834        21,075,138
  Inventories (Notes 3 and 7)                                         15,934,745        12,970,134
  Prepaid expenses and other current assets                            3,372,266         2,988,786
------------------------------------------------------------------   ------------      ------------
   Total Current Assets                                               41,318,174        40,866,592
------------------------------------------------------------------   ------------      ------------
Property and Equipment: (Note 7)
  Leasehold improvements                                                 552,655           750,140
  Machinery and equipment                                              1,825,959         1,770,886
  Furniture, fixtures and transportation equipment                     1,341,728         1,078,429
------------------------------------------------------------------   ------------      ------------
                                                                       3,720,342         3,599,455
  Less accumulated depreciation and amortization                      (1,632,367)       (1,811,183)
------------------------------------------------------------------   ------------      ------------
   Net Property and Equipment                                          2,087,975         1,788,272
------------------------------------------------------------------   ------------      ------------
Other long-term assets                                                   517,352           518,957
Intangibles, net of accumulated amortization (Note 4)                  6,110,410                --
------------------------------------------------------------------   ------------      ------------
                                                                     $50,033,911       $43,173,821
                                                                     ------------      ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current:
  Note payable -- bank line of credit (Note 7)                       $ 4,000,000       $        --
  Accounts payable                                                    10,809,976        19,075,766
  Customers' deposits                                                  2,158,512         1,380,621
  Accrued expenses                                                     2,188,557         1,667,621
  Current maturities of long-term debt (Note 8)                        1,945,000             1,769
------------------------------------------------------------------   ------------      ------------
   Total Current Liabilities                                          21,102,045        22,125,777
Long-Term Debt (Note 8)                                                5,725,000           110,344
------------------------------------------------------------------   ------------      ------------
   Total Liabilities                                                 $26,827,045       $22,236,121
------------------------------------------------------------------   ------------      ------------
Commitments and Contingencies (Notes 5, 10, 11, 12 and 13)
Stockholders' Equity (Notes 9 and 10):
  Common Stock -- par value $.10; authorized 20,000,000 shares, issued 3,357,406, outstanding 3,319,806; and issued 3,262,866,
   outstanding 3,235,266, respectively                                   335,741           326,287
  Additional paid-in capital                                          12,889,546        12,512,299
  Retained earnings                                                   10,143,226         8,209,911
  Foreign currency translation adjustment                                     --           (11,000)
------------------------------------------------------------------   ------------      ------------
   Total                                                              23,368,513        21,037,497
  Treasury stock, at cost, 37,600 shares and 27,600 shares              (161,647)          (99,797)
------------------------------------------------------------------   ------------      ------------
   Total Stockholders' Equity                                         23,206,866        20,937,700
------------------------------------------------------------------   ------------      ------------
                                                                     $50,033,911       $43,173,821
------------------------------------------------------------------   ------------      ------------

See accompanying summary of accounting policies and notes to consolidated financial statements.

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                  Year Ended
                                              --------------------------------------------------
                                                  June 27,          June 28,         June 29,
                                                    1998              1997             1996
                                              ----------------   --------------   --------------
Net Revenues (Note 1)                         $90,886,285        $79,103,225      $46,279,969
-------------------------------------------   -----------        -----------      -----------
Costs and Expenses:
  Cost of sales                               74,033,817         65,934,696       40,546,962
  Selling expenses                             6,944,079          5,810,360        4,699,280
  General and administrative expenses          5,911,007          3,045,269        1,878,193
-------------------------------------------   -----------        -----------      -----------
    Total costs and expenses                  86,888,903         74,790,325       47,124,435
-------------------------------------------   -----------        -----------      -----------
                                               3,997,382          4,312,900         (844,466)
Interest (Income) Expense, net of interest
  income of $102,968, $113,137 and
$  126,522                                       791,067            (17,651)         (43,400)
-------------------------------------------   -----------        -----------      -----------
Net Income (Loss) Before Taxes                 3,206,315          4,330,551         (801,066)
Taxes (Benefit) on Income (Note 6)             1,273,000          1,645,000         (228,000)
-------------------------------------------   -----------        -----------      -----------
Net Income (Loss)                             $1,933,315         $2,685,551         (573,066)
-------------------------------------------   -----------        -----------      -----------
Earnings (loss) per share:
  Basic                                              0.59               0.83           (0.18)
  Diluted                                            0.56               0.80           (0.18)
Weighted average shares outstanding:
  Basic                                        3,284,278          3,228,745        3,208,599
  Diluted                                      3,425,899          3,353,419        3,208,599
----------                                    -----------        -----------      -----------

See accompanying summary of accounting policies and notes to consolidated financial statements.

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                           Foreign
                                                           Additional                      Currency
                                    Common      Common       Paid-In        Retained     Translation     Treasury    Stockholders'
                                    Shares      Stock        Capital        Earnings      Adjustment      Stock         Equity
                                 ----------- ----------- -------------- --------------- ------------- ------------- --------------
Balance, July 2, 1995             3,236,199   $323,620    $12,459,965     $ 6,097,426    $      731    $  (99,797)   $18,781,945
Net loss                                 --         --             --        (573,066)           --            --       (573,066)
Foreign currency translation
 adjustment                              --         --             --              --        (5,954)           --         (5,954)
--------------------------------  ---------   --------    -----------     -----------    ----------    ----------    -----------
Balance, June 29, 1996            3,236,199    323,620     12,459,965       5,524,360        (5,223)      (99,797)    18,202,925
Net income                               --         --             --       2,685,551            --            --      2,685,551
Exercise of stock options            26,667      2,667         52,334              --            --            --         55,001
Foreign currency translation
 adjustment                              --         --             --              --        (5,777)           --         (5,777)
--------------------------------  ---------   --------    -----------     -----------    ----------    ----------    -----------
Balance, June 28, 1997            3,262,866    326,287     12,512,299       8,209,911       (11,000)      (99,797)    20,937,700
Net income                               --         --             --       1,933,315            --            --      1,933,315
Exercise of stock options            94,540      9,454        275,547              --            --            --        285,001
Purchase of treasury stock               --         --             --              --            --       (61,850)       (61,850)
Foreign currency translation
 adjustment                              --         --             --              --        11,000            --         11,000
Tax effect of exercise of stock
 options                                 --         --        101,700              --            --            --        101,700
--------------------------------  ---------   --------    -----------     -----------    ----------    ----------    -----------
Balance, June 27, 1998            3,357,406   $335,741    $12,889,546     $10,143,226    $       --    $ (161,647)   $23,206,866
--------------------------------  ---------   --------    -----------     -----------    ----------    ----------    -----------

See accompanying summary of accounting policies and notes to consolidated financial statements.

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               Year Ended
                                                           --------------------------------------------------
                                                               June 27,          June 28,         June 29,
                                                                 1998              1997             1996
                                                           ---------------   ---------------   --------------
Cash Flows From Operating Activities:
  Net income (loss)                                        $ 1,933,315        $  2,685,551     $ (573,066)
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
   Gain on disposal of fixed assets                             (4,980)                 --             --
   Depreciation and amortization                             1,184,724             484,152        173,336
   Provision for losses on accounts receivable                 189,545             214,521        113,500
   Provision for inventory obsolescence                        275,000             154,133        139,436
   Provision for deferred income taxes                        (187,000)           (121,000)       (58,000)
   Provision for deferred compensation                             379             (25,220)         6,782
   Foreign currency translation adjustment                      11,000              (5,777)        (5,954)
   (Increase) decrease in:
     Accounts receivable                                     5,304,947          (9,129,210)     3,804,734
     Inventories                                              (337,132)         (1,484,715)     1,649,026
     Prepaid expenses                                           22,717            (701,675)       159,244
     Other assets                                              590,564             229,728        (69,076)
   Increase (decrease) in:
     Accounts payable                                       (9,302,942)          4,211,199       (192,360)
     Accrued expenses and customers' deposits                 (985,393)            114,895      1,214,580
--------------------------------------------------------   -----------        ------------     ----------
   Net cash provided by (used in) operating
     activities                                             (1,305,256)         (3,373,418)     6,362,182
--------------------------------------------------------   -----------        ------------     ----------
Cash Flows From Investing Activities:
  Acquisition of Wink Davis Equipment Company, Inc.         (9,467,677)                 --             --
  Acquisition of Todd Motion Controls, Inc                  (1,841,304)                 --             --
  Capital expenditures                                        (470,221)           (846,845)    (1,159,659)
  Proceeds from property and equipment disposals                76,304              27,125        347,557
--------------------------------------------------------   -----------        ------------     ----------
   Net cash used in investing activities                   (11,702,898)           (819,720)      (812,102)
--------------------------------------------------------   -----------        ------------     ----------
Cash Flows From Financing Activities:
  Net borrowings on line of credit agreement                 4,000,000                  --             --
  Principal payments on long term debt                      (1,154,202)            (11,052)        (5,216)
  Issuance of common stock upon exercise of stock
   options                                                     285,001              55,001             --
  Purchase of treasury stock                                   (61,850)                 --             --
  Proceeds from issuance of long term notes due to
   bank                                                      8,300,000                  --             --
--------------------------------------------------------   -----------        ------------     ----------
   Net cash provided by (used in) financing activities      11,368,949              43,949         (5,216)
--------------------------------------------------------   -----------        ------------     ----------
Net Increase (Decrease) in Cash and Cash
  Equivalents                                               (1,639,205)         (4,149,189)     5,544,864
Cash and Cash Equivalents, at beginning of year              3,832,534           7,981,723      2,436,859
--------------------------------------------------------   -----------        ------------     ----------
Cash and Cash Equivalents, at end of year                  $ 2,193,329        $  3,832,534     $7,981,723
--------------------------------------------------------   -----------        ------------     ----------

See accompanying summary of accounting policies and notes to consolidated financial statements.

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
SUMMARY OF ACCOUNTING POLICIES


PRINCIPLES OF CONSOLIDATION
The consolidated financial statements of Speizman Industries, Inc. and subsidiaries (collectively the "Company") include all of its subsidiaries, all of which are wholly owned. All material intercompany transactions (domestic and foreign) have been eliminated. The financial statements of the Company's United Kingdom subsidiary were translated from pounds sterling to U.S. dollars in accordance with generally accepted accounting principles. The United Kingdom subsidiary was liquidated on June 28, 1997. Wink Davis Equipment Company, Inc. ("Wink Davis") was acquired on August 1, 1997. Todd Motion Controls, Inc. ("TMC") was acquired on February 6, 1998.




REVENUE RECOGNITION

The major portion of the Company's revenues consists of sales and commissions on sales of machinery and equipment. The profit derived therefrom is recognized in full at the time of shipment.




CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The carrying amount of cash equivalents approximates fair value due to the short-term maturity of these instruments.




INVENTORIES

Inventories are carried at the lower of cost or market. Cost is computed, in the case of machines, on an identified cost basis and, in the case of other inventories, on an average cost basis.




PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes.




FOREIGN EXCHANGE CONTRACTS

The Company enters into foreign currency contracts to reduce the foreign currency exchange risks. Foreign currency hedging contracts obligate the Company to buy a specified amount of a foreign currency at a fixed price in specific future periods. Realized and unrealized gains and losses are recognized in net income in the period of the underlying transaction. As of June 27, 1998, the Company had contracts maturing through March 1999 to purchase approximately 24.3 billion Lira for approximately $13.7 million, which approximates the spot rate on that date.




TAXES ON INCOME

The Company has adopted the SFAS Statement No. 109, "Accounting for Income Taxes." Accordingly, deferred tax assets or liabilities at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Income tax expense will increase or decrease in the same period in which a change in tax rates is enacted.




INCOME PER SHARE

The Company has adopted SFAS Statement no. 128, "Earnings per Share." Accordingly, basic net income per share includes no dilution and is calculated by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution of securities that could share in the net income of the Company which consists of stock options (using the treasury stock method).




FISCAL YEAR

The Company maintains its accounting records on a 52-53 week fiscal year. The fiscal year ends on the Saturday closest to June 30. Years ending June 27, 1998, June 28, 1997 and June 29, 1996 included 52 weeks.

ADVERTISING

The Company expenses advertising costs as incurred. Total advertising expense approximated $97,000, $95,000 and $80,000 for fiscal years 1998, 1997 and 1996, respectively.




FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments of the Company include long-term debt and line of credit agreements. Based upon the current borrowing rates available to the Company, estimated fair values of these financial instruments approximate their recorded carrying amounts.




USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.




NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS
130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.


SFAS 130 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementations of this standard.


In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, (SFAS 131) which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.


SFAS 131 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, it may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.


Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management is presently assessing the impact of the adoption of SFAS No. 133 on its consolidated financial statements.


In May, 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, Reporting on the Costs at Start-Up Activities. SOP 98-5 requires that entities expense start-up costs and organization costs as they are incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. Management does not anticipate SOP 98-5 having a material impact on its consolidated financial statements.

SPEIZMAN INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -- BUSINESS AND CREDIT RISK CONCENTRATION
The Company is engaged in the distribution of machinery for the textile and commercial laundry industries. With operations in the United States, Canada, Mexico and formerly the United Kingdom, the Company primarily sells to customers located within the United States. Export sales from the United States were approximately $15,992,000, $12,433,000 and $7,196,000 during fiscal 1998,
1997 and 1996, respectively. There were no export sales by the Canadian operations or the commercial laundry operations.


Financial instruments which potentially subject the Company to credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.


The Company reviews a customer's credit history before extending credit. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. To reduce credit risk the Company generally requires a down payment on large equipment orders.


A substantial amount of the Company's revenues are generated from the sale of sock knitting and other machines manufactured by Lonati, S.p.A. and one of its wholly owned subsidiaries (Santoni). Sales by the Company in the United States and Canada of machines manufactured by Lonati, S.p.A., generated the following percentages of the Company's net revenues: 41.1% in 1998, 60.1% in 1997 and 46.2% in 1996. In addition, sales of Santoni machines in the United States and Canada generated 5.3%, 7.0% and 4.8% of the Company's net revenues in fiscal 1998, 1997 and 1996, respectively. In 1998, approximately 12% and 4% of revenues consisted of sales to the Company's two largest customers. In 1997, approximately 11% and 10% of revenues consisted of sales to the Company's two largest customers. In 1996, approximately 9% and 6% of revenues consisted of sales to the Company's two largest customers. Generally, the customers contributing the most to the Company's net revenues vary from year to year.




NOTE 2 -- ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

                                            June 27,         June 28,
                                              1998             1997
                                         --------------   --------------
Trade receivables                         $20,671,045      $21,549,615
Less allowance for doubtful accounts         (853,211)        (474,477)
--------------------------------------    -----------      -----------
Net accounts receivable                   $19,817,834      $21,075,138
--------------------------------------    -----------      -----------

NOTE 3 -- INVENTORIES

Inventories are summarized as follows:

                          June 27,        June 28,
                            1998            1997
                       -------------   -------------
Machines
 New                   $ 3,051,280     $ 3,961,362
 Used                    6,414,845       4,807,479
Parts and supplies       6,468,620       4,201,293
--------------------   -----------     -----------
Total                  $15,934,745     $12,970,134
--------------------   -----------     -----------

NOTE 4 -- INTANGIBLES

Goodwill is calculated as the excess of the cost of purchased businesses over the value of their underlying net assets and is amortized on a straight-line basis over fifteen years. Goodwill is net of accumulated amortization of $327,500 at June 27, 1998.

NOTE 5 -- LEASES

The Company conducts its operations from leased real properties which include offices, warehouses and manufacturing facilities. The primary operating facility of the textile operations and corporate offices is leased from a partnership in which Mr. Robert S. Speizman, the Company's President, has a 50% interest. The lease extends through March 1999. Lease payments to the partnership approximated $356,000, $356,000 and $323,000 in fiscal years 1998, 1997 and 1996, respectively.


The Company plans to consolidate several textile machinery warehouses and the corporate offices into a single location. After renovating this new facility, the Company plans to complete this consolidation in the spring of 1999. This new facility is leased from a corporation owned by Robert S. Speizman, his wife and their children. This lease extends through September 2012. Lease payments to the corporation, net of sublease payments received from the former lessor, approximated $307,000 in fiscal 1998.


The primary operating facility and certain sales offices of the laundry equipment and services operations are leased from a partnership in which Mr. C. Alexander Davis, President of Wink Davis, has a 50% interest. The leases extend through July 1999. Lease payments to the partnership approximated $128,000 in fiscal 1998.


As of June 27, 1998, future minimum rental payments required under operating leases that have initial or remaining noncancelable terms in excess of one year are as follows:

                                   Operating
                                     Leases
                                 -------------
1999                             $ 1,239,816
2000                                 920,929
2001                                 744,327
2002                                 684,179
2003                                 664,012
Beyond                             6,101,389
----                             -----------
Total minimum lease payments     $10,354,652
------------------------------   -----------

Total rent expense for operating leases approximated $1,566,000, $1,021,600 and $791,400 for fiscal years 1998, 1997 and 1996, respectively.




NOTE 6 -- TAXES ON INCOME

Provisions for federal and state income taxes in the consolidated statements of operations are made up of the following components:

                                         1998            1997            1996
                                    -------------   -------------   -------------
Current:
 Federal                             $1,206,000      $1,482,000      $  (70,000)
 State                                  251,000         282,000         (15,000)
 Foreign                                  3,000           2,000         (85,000)
---------------------------------    ----------      ----------      ----------
                                      1,460,000       1,766,000        (170,000)
---------------------------------    ----------      ----------      ----------
Deferred:
 Federal                               (152,000)        (87,000)        (50,000)
 State                                  (35,000)        (34,000)         (8,000)
---------------------------------    ----------      ----------      ----------
                                       (187,000)       (121,000)        (58,000)
---------------------------------    ----------      ----------      ----------
Total taxes (benefit) on income      $1,273,000      $1,645,000      $ (228,000)
---------------------------------    ----------      ----------      ----------

Deferred tax benefits and liabilities are provided for the temporary differences between the book and tax bases of assets and liabilities. Deferred tax assets (liabilities) are reflected in the consolidated balance sheets as follows:

                           June 27,      June 28,
                             1998          1997
                          ----------   -----------
Net current assets         $647,000     $383,000
Net noncurrent assets       147,000      152,000
-----------------------    --------     --------
                           $794,000     $535,000
                           --------     --------

Principal items making up the deferred income tax assets (liabilities) are as follows:

                                          Year Ended
                                 -----------------------------
                                    June 27,        June 28,
                                      1998            1997
                                 -------------   -------------
Inventory valuation reserves      $  195,000      $  162,000
Depreciation                        (110,000)       (107,000)
Deferred charges                     161,000         107,000
Inventory capitalization             224,000         191,000
Accounts receivable reserves         324,000         182,000
------------------------------    ----------      ----------
 Net deferred tax asset           $  794,000      $  535,000
------------------------------    ----------      ----------

The Company's effective income tax rates are different than the U.S. Federal statutory tax rate for the following reasons:

                                                             1998         1997         1996
                                                          ----------   ----------   ----------
U.S. Federal statutory tax rate                               34.0%        34.0%        34.0%
State income taxes, net of federal income tax benefit          5.1          4.3          3.6
Non-deductible expenses                                        1.2          1.5         (5.3)
Foreign tax rates                                               --         (0.8)        (4.9)
Net tax effect of prior year adjustments                        --           --          2.5
Other                                                         (0.6)        (1.0)        (1.4)
-------------------------------------------------------       ----         ----         ----
Effective tax rate                                            39.7%        38.0%        28.5%
-------------------------------------------------------       ----         ----         ----

NOTE 7 -- LINE OF CREDIT

The Company has a credit facility with NationsBank, opened on August 1, 1997, in conjunction with the purchase of Wink Davis, amended on February 6, 1998, in conjunction with the purchase of TMC and expiring on July 31, 2000. This facility furnished term loan financing for these acquisitions and also provides a line of credit for direct borrowings and issuance of documentary letters of credit. The line of credit provides up to $38.3 million, subject to current collateral balances, including up to a maximum of $8.5 million for direct borrowings, with the balance available for documentary letters of credit and term debt. Amounts outstanding under the line of credit bear interest at the greater of prime plus 1.0% or the Federal Funds Rate plus 1.5% for base rate loans and the Eurodollar Rate plus 2.0% for Eurodollar loans. At June 27, 1998, the interest rate on the line of credit was 9.50%. In connection with this line of credit, the Company granted a security interest in accounts receivable and inventory, as defined in the loan agreement. (See Note 8)


This credit facility contains certain covenants that require, among other things, the Company to maintain levels of current assets to current liabilities, gross borrowings to EBITDA, working capital, tangible net worth, restrictions on dividends, and certain fixed charge coverage. As of June 27, 1998, the Company was in compliance with such covenants.

NOTE 8 -- LONG-TERM DEBT

Long-term debt consists primarily of a term loan with NationsBank which provided $8.3 million used for financing the acquisitions of Wink Davis and TMC. The repayment schedule requires quarterly principal payments of $380,000, a single annual prepayment calculated as a percentage of the prior year's adjusted earnings, and the balance due on the loan's expiration date, July 31, 2000.


The term loan agreement permits the Company to select either a base interest rate or a Eurodollar interest rate plus 2.0%. The base interest is the greater of prime plus 1.0% or the Federal Funds Effective Rate plus 1.5%. At June 27, 1998, $7,250,000 of the term loan was borrowed under the Eurodollar selection bearing interest at 7.625% and the balance of $420,000 was borrowed under the base rate selection bearing interest at 9.5%.


The term loan agreement requires that the Company enter an interest rate swap agreement for a portion of the outstanding principal. The swap agreement is an interest rate hedge which, in effect, converts the interest rate from a variable to a fixed rate over a three-month period. At June 27, 1998, $7,250,000 was fixed at an interest rate of 7.625% through August 15, 1998.


Long-term debt consists of:

                        June 27, 1998     June 28, 1997
                       ---------------   --------------
                            Total             Total
                       ---------------   --------------
Term loan               $  7,670,000        $     --
Other                             --         112,113
--------------------    ------------        --------
Total                      7,670,000         112,113
Current maturities        (1,945,000)         (1,769)
--------------------    ------------        --------
                        $  5,725,000        $110,344
                        ------------        --------

Annual maturities of long-term debt are 1999, $1,945,000; 2000, $1,520,000; and 2001, $4,205,000.




NOTE 9 -- STOCK OPTIONS

The Company has reserved 125,000, 250,000 and 450,000 shares of Common Stock under employee stock plans adopted in 1981, 1991 and 1995, respectively. As of June 27, 1998, options to purchase 4,000, 85,385 and 371,000 were outstanding under the 1981, 1991 and 1995 Plans, respectively. Currently, outstanding options become exercisable in two to four years from the grant date. All options, subject to certain exceptions with regard to termination of employment and the percentage of outstanding shares of common stock owned, must be exercised within ten (10) years of the grant date. The option price under the 1981 and 1991 Plans, subject to certain exceptions, may not be less than 100% of the fair market value per share of Common Stock on the date of the grant of the option or 110% of such value for persons who control 10% or more of the voting power of the Company's stock on the date of the grant. The option price under the 1995 Plan is not limited and may be less than 100% of the fair market value on the date of the grant. A summary of employee stock option transactions and other information for 1998, 1997, and 1996 follows:

                                                                        Year Ended
                                         -------------------------------------------------------------------------
                                                        Weighted                 Weighted                Weighted
                                           June 27,     Average     June 28,     Average     June 29,     Average
                                             1998      Price/Sh.      1997      Price/Sh.      1996      Price/Sh.
                                         ------------ ----------- ------------ ----------- ------------ ----------
Shares under option, beginning of year      466,925     $  4.17      334,092     $  3.13      150,429    $  3.15
Options granted                              88,000        6.31      159,500        6.00      183,663       3.10
Options exercised                           (94,540)       3.01      (26,667)       2.06           --         --
Options expired                                  --          --           --          --           --         --
----------------------------------------    -------     -------      -------     -------      -------    -------
Shares under option, end of year            460,385     $  4.81      466,925     $  4.17      334,092    $  3.13
----------------------------------------    -------     -------      -------     -------      -------    -------
Options exercisable                         236,410                  141,668                  117,086
----------------------------------------    -------                  -------                  -------
Prices of options exercised               $  .75 to                $   2.063                       --
                                          $   5.50
Prices of options outstanding,            $  .75 to                $  .75 to                $  .75 to
 end of year                              $   6.31                 $   6.00                 $   5.50
----------------------------------------  ---------                ---------                ---------

The Company has reserved 15,000 shares of Common Stock under a non-employee directors stock option plan adopted in 1995. Each option granted under the Plan becomes exercisable in cumulative increments of 50% and 100% on the first and second anniversaries of the date of the grant, respectively, and subject to certain exceptions must be exercised within ten (10) years from the date of the grant. The option price equals the fair market value per share of Common Stock on the date of the grant. Options to purchase 9,000 shares were granted and outstanding at the end of the year at a price of $2.88 to $6.13.


A summary of non-employee directors stock option and other information for 1998, 1997 and 1996 follows:

                                                                        Year Ended
                                         -------------------------------------------------------------------------
                                                         Weighted                  Weighted              Weighted
                                            June 27,     Average      June 28,     Average    June 29,    Average
                                              1998      Price/Sh.       1997      Price/Sh.     1996     Price/Sh.
                                         ------------- ----------- ------------- ----------- ---------- ----------
Shares under option, beginning of year         6,000     $  4.16         3,000     $  2.88         --     $  --
Options granted                                3,000        6.13         3,000        5.44      3,000      2.88
Options exercised                                 --          --            --          --         --        --
Options expired                                   --          --            --          --         --        --
----------------------------------------       -----     -------         -----     -------      -----     -----
Shares under option, end of year               9,000     $  4.81         6,000     $  4.16      3,000    $ 2.88
----------------------------------------       -----     -------         -----     -------      -----    ------
Options exercisable                            4,500                     1,500                     --
----------------------------------------       -----                     -----                  -----
Prices of options exercised                       --                        --                     --
Prices of options outstanding,             $ 2.88 to                 $ 2.88 to
  end of year                              $   6.13                  $   5.44                 $  2.88
----------------------------------------   ---------                 ---------                -------

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants: expected lives of 10.0 years, expected volatility of 0.574, risk-free interest rate of 6.5% and dividend yield of 0.0%.


The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions and changes in these assumptions can materially impact the fair value of the options and the Company's options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options. The estimated fair value of stock options granted during fiscal 1998 and 1997 was $4.69 and $4.46 per share, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been changed to the pro forma amounts indicated below:

                                                    Year Ended
                                         ---------------------------------
                                             June 27,          June 28,
                                               1998              1997
                                         ---------------   ---------------
Pro forma net income                       $ 1,480,353       $ 2,512,366
Pro forma basic earnings per share         $      0.45       $      0.78
Pro forma diluted earnings per share              0.43              0.75
--------------------------------------     -----------       -----------

The following table summarizes information about stock options outstanding at June 27, 1998:

Range of exercise prices                                   $  0.75 to $6.31
Outstanding options
  Number outstanding                                                469,385
  Weighted average remaining contractual life (years)                  7.2
  Weighted average exercise price                          $           4.81
Exercisable options
  Number outstanding                                                264,609
  Weighted average exercise price                          $           4.07
-------------------------------------------------------    ----------------

NOTE 10 -- STOCK REDEMPTION AGREEMENTS

The Company has an agreement with its principal stockholder whereby, upon his death, the Company is obligated to redeem a portion of the stock in the Company held by the estate. The redemption price for common stock is to be the fair market value of common stock, less 5%, plus any accrued dividends. In no case will the Company pay out more than the amount of life insurance proceeds received by the Company as a result of the death of the stockholder, nor will the Company redeem a number of shares that would reduce the principal holder's estate's percentage of the outstanding common stock of the Company to less than 16%.


At June 27, 1998, there were 673,475 common shares covered by the above agreement. The face value of life insurance carried by the Company under this agreement amounts to $1,150,000.




NOTE 11 -- DEFERRED COMPENSATION PLANS

The Company has deferred compensation agreements with two employees providing for payments amounting to $2,056,680 upon retirement and from $1,546,740 to $2,181,600 upon death prior to retirement. One agreement, as modified, has been in effect since 1972 and the second agreement was effective October 1989. Both agreements provide for monthly payments on retirement or death benefits over fifteen year periods. Both agreements are funded under trust agreements whereby the Company pays to the trust amounts necessary to pay premiums on life insurance policies carried to meet the obligations under the deferred compensation agreements.


Charges to operations applicable to those agreements were approximately $50,362, $48,885 and $53,885 for the fiscal years 1998, 1997 and 1996, respectively.




NOTE 12 -- EMPLOYEES' RETIREMENT PLAN

The Company adopted a 401(k) retirement plan, effective October 7, 1989, for all qualified employees of the Company to participate in the plan. Employees may contribute a percentage of their pretax eligible compensation to the plan, and the Company matches 50% (25% prior to September 13, 1996) of each employee's contribution up to 4% of pretax eligible compensation. The Company's matching contributions totaled approximately $107,000, $47,000 and $21,000 in fiscal years 1998, 1997 and 1996, respectively.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES

The Company had outstanding commitments backed by letters of credit of approximately $8,220,000 and $16,631,000 at June 27, 1998 and June 28, 1997,
respectively, relating to the purchase of machine inventory for delivery to customers.


The Company is presently the Defendant in a lawsuit filed by a former employee of the Company who lost his job in 1997, pursuant to a reduction in workforce. At the present time, both Plaintiff and the Company are engaged in discovery processes including depositions, and it is the Company's position that it will defend vigorously against all claims brought by this former employee through trial, if necessary.


While the amount claimed may be substantial, the ultimate liability cannot now be determined because of a number of considerable uncertainties, both factual and legal, that presently exist. Therefore, it is possible that results of operations in a particular period could be materially affected. Based on facts currently available, management believes that the disposition of this matter will not have a materially adverse effect on the financial position of the Company.




NOTE 14 -- SUBSEQUENT EVENT

On August 1, 1998, the Company was granted the exclusive United States and Canadian distribution rights of the Marzoli product line manufactured by Fratelli Marzoli & C. SpA, an Italian corporation. As part of its agreement with Fratelli Marzoli & C. SpA, the Company will assume the operations of the current offices, showrooms and personnel. Fratelli Marzoli & C. SpA manufactures equipment used in the yarn processing industry. Prior to the Company's receipt of distribution rights, Fratelli Marzoli & Co. SpA distributed its products in the United States through its wholly-owned subsidiary, Marzoli International, Inc., a domestic corporation based in Spartanburg, South Carolina. Revenues of Marzoli International, Inc. for the twelve months ended December 31, 1997 were approximately $13.9 million.




NOTE 15 -- BUSINESS ACQUISITIONS

On August 1, 1997, the Company acquired all of the outstanding stock of Wink Davis, a Georgia corporation. For financial statement purposes, the acquisition was accounted for as a purchase and accordingly, Wink Davis' results for the eleven months since the date of acquisition are included in the consolidated financial statements. The aggregate purchase price was approximately $9,467,677. There is a possible additional conditional payment of up to $1.5 million in cash over a five-year period based on certain pre-tax earnings calculations. These contingent payments, if any, will be capitalized as increases to the original purchase price and amortized accordingly. The aggregate purchase price, which was financed through available cash resources, borrowings on the revolving line of credit and issuance of a term loan, has been allocated to the assets based upon their respective fair market values. The excess of the purchase price over assets acquired (Goodwill) approximated $4,343,662 and is being amortized over fifteen years.


On February 6, 1998, the Company acquired all of the outstanding stock of TMC, a North Carolina corporation. For financial statement purposes the acquisition was accounted for as a purchase and, accordingly, TMC's results are included in the consolidated financial statements since the date of acquisition. The aggregate purchase price was approximately $1,841,304. The aggregate purchase price, which was financed through available cash resources, borrowings on the revolving line of credit and issuance of a term loan, has been allocated to the assets based upon their respective fair market values. The excess of the purchase price over assets acquired (Goodwill) approximated $2,094,247 and is being amortized over fifteen years.


The following unaudited pro forma consolidated results of operations for fiscal 1997 have been prepared as if the acquisition of Wink Davis occurred as of the beginning of fiscal 1997. Pro forma operating results for fiscal 1998 as though the enterprises had been combined as of the beginning of the fiscal year would not differ materially from actual results for fiscal 1998. The acquisition of Wink Davis occurred early in fiscal 1998, and, accordingly, operating results for the incremental period of approximately one month would not be significant. The incremental operating results of TMC for fiscal 1997 and incremental period of approximately seven months in fiscal 1998 would not be significant.

                                     Pro Forma Results for the
                                     Year Ended June 28, 1997
                                    --------------------------
Net sales                                 $ 111,739,000
Net income                                $   2,589,000
Net income per share -- basic             $        0.80
Net income per share -- diluted           $        0.77
---------------------------------         -------------

The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future.




NOTE 16 -- SEGMENT INFORMATION

The Company operates primarily in two segments of business, textile equipment and laundry equipment and services. Prior to the acquisition of Wink Davis on August 1, 1997, the Company operated only in the textile segment. TMC is included in the textile equipment classification. The table below summarizes financial data by segment.

Total revenues
 Textile equipment                   $67,229,741
 Laundry equipment and services       23,656,544
---------------------------------    -----------
                                     $90,886,285
---------------------------------    -----------
Total assets
 Textile equipment                   $38,744,098
 Laundry equipment and services       11,289,813
---------------------------------    -----------
                                     $50,033,911
---------------------------------    -----------
Income before interest and taxes
 Textile equipment                   $ 3,915,662
 Laundry equipment and services           81,720
---------------------------------    -----------
                                     $ 3,997,382
---------------------------------    -----------

NOTE 17 -- SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                             Year Ended
                              ----------------------------------------
                                June 27,       June 28,      June 29,
                                  1998           1997          1996
                              ------------   ------------   ----------
Cash paid during year for:
 Interest                     $ 776,544      $ 101,315       $ 81,578
 Income taxes                 1,381,196      1,440,696        120,086
---------------------------   ---------      ---------       --------

CORPORATE INFORMATION

OFFICERS
Robert S. Speizman
Chairman of the Board
and President

Josef Sklut
Vice President-Finance,
Treasurer and Secretary

James H. McCorkle, III
Controller and
Assistant Secretary

Bryan D. Speizman
Senior Vice President- Non-Hosiery

Mark A. Speizman
Senior Vice President- Hosiery


TRANSFER AGENT AND
REGISTRAR

First-Citizens Bank
& Trust Co.
Corporate Trust Dept.
P.O. Box 29522
Raleigh, N.C. 27626

DIRECTORS
Robert S. Speizman
Chairman of the Board
and President

Steven P. Berkowitz
Chairman of the Board
of Marwen Foundation

William Gorelick
Private Investor

Scott C. Lea
Chairman of the Board,
Lance, Inc.

Josef Sklut
Vice President-Finance,
Treasurer and Secretary


GENERAL COUNSEL
Odom & Groves, P.C.
Charlotte, N.C.


INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

BDO Seidman, LLP
Charlotte, N.C.

LOCATIONS
Speizman Industries, Inc.
Executive Offices:
508 W. Fifth Street
Charlotte, N.C. 28202

Wink Davis Equipment
Company, Inc.
800 Miami Circle, NE
Atlanta, GA 30324

Speizman Canada, Inc.
5205 boul. Metropolitain est,
Suite 3
Montreal, Quebec H1R 1Z7
Canada

Todd Motion Controls, Inc.
5511 Reynolda Road
Winston-Salem, NC 27106


LISTING
Speizman Industries, Inc.
Common Stock is listed
on the NASDAQ National
Market System under the
symbol "SPZN."

  FORM 10-K
  Copies of the Company's Annual Report on Form 10-K for the year ended June 27, 1998, may be obtained without charge by writing:

  Mr. Josef Sklut
  Speizman Industries, Inc.
  P.O. Box 31215
  Charlotte, N.C. 28231

Speizman Industries, Inc. logo appears here.